Exhibit 99.34

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

June 23, 2023

The following provides matters voted upon and the results of the votes at the Annual General Meeting of the shareholders of Solaris Resources Inc. (the “Company”) held on June 23, 2023, in Vancouver, British Columbia.

Common Shares represented at the meeting: 104,312,230

All matters were approved by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

		Votes For		Votes Against		Votes Withheld
	Description of Matter	Number	%	Number	%	Number	%
1.	Ordinary resolution to elect the following nominees as Directors:
	Richard Warke	97,059,813	94.89	-	-	5,227,936	5.11
	Daniel Earle	102,246,300	99.96	-	-	41,449	0.04
	Poonam Puri	100,504,057	98.26	-	-	1,783,692	1.74
	Donald R. Taylor	84,082,358	82.20	-	-	18,205,391	17.80
	Kevin Thomson	101,322,935	99.06	-	-	964,815	0.94
	Ron Walsh	101,123,599	98.86	-	-	1,164,151	1.14
2.	Ordinary resolution to appoint Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	104,263,841	99.95	-	-	48,389	0.05
3.	Ordinary resolution to approve the Company’s Option Plan as more particularly set out in the Management Information Circular for the Meeting.	95,029,557	92.90	7,258,190	7.10	-	-

Solaris Resources Inc.

/s/ Purni Parikh
Purni Parikh
Sr. VP, Corporate Affairs and Corporate Secretary